Holland & Knight

515 East Las Olas Boulevard, Suite 1200 | Fort Lauderdale, FL 33301 | T 954.525.1000 | F 954.463.2030
Holland & Knight LLP | www.hklaw.com

RECEIVED
FEB 22 2011
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Laurie L. Green
954 468 7808
Laurie.green@hklaw.com

February 18, 2011

Received SEC
FEB 22 2011
Washington, DC 20549

Damon Colbert
Special Counsel
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Mail Stop 3561

Re: Our MicroLending, LLC
Offering Statement on Form 1-A
Filed November 19, 2010
File No. 024-10286

Dear Mr. Colbert:

On behalf of Our MicroLending, LLC (the "Company"), enclosed please find seven copies of Amendment No. 1 to the Company's Offering Statement on Form 1-A ("Offering Statement"), one of which is manually signed. We are also enclosing two copies of the Offering Statement, without exhibits, marked to show changes from the Offering Statement filed with the Commission on November 19, 2010.

We hereby respond to the Commission Staff's comment letter, dated December 16, 2010, regarding the Company's Offering Statement. In accordance with your letter, in those instances that you have requested additional information, we have provided the additional information in this letter. Please note that for the Staff's convenience we have recited the Staff's comment and provided the Company's response to the comment immediately thereafter. Please also note that the Offering Statement has been revised throughout to reflect that the Company is offering Investment Certificates ("Certificates") rather than Notes.

<u>**General**</u>

1. **With a view to disclosure, please tell us whether the narrative disclosure in your offering circular provides the information required by either Part 1 of Form S-l or Model B of Part II of Form 1-A.**

The narrative disclosure provides the information required by Model B of Part II of Form 1-A. As provided in Instruction B to Part II, it is not necessary that the information follow the order of the items or other requirements of the disclosure form. We believe that the narrative disclosure includes all information required by Model B.

Notification

Item 1

2. **Please list the address for Microfinance Investment Company, LLC.**

    The Offering Statement has been revised accordingly.

3. **We note the statement "[n]ot applicable" for Item 1(f), promoters of the issuer. See the definition of promoter in Rule 405 under the Securities Act of 1933. Please revise as appropriate.**

    Item 1(f) of the Offering Statement has been revised accordingly.

4. **Please revise Item 4 to describe the method by which the directors will offer the securities, and state, if true, that the securities have been or will be registered in the noted jurisdictions.**

    Item 4 of the Offering Statement has been revised accordingly.

5. **Your website refers to money for lending coming from "a small group of socially responsible investors." We also note the reference to "equity investors" on page 23, Please advise us of such investors and any securities issued to them in connection with your response to Item 5. We may have further comment.**

    The reference on our website to "a small group of socially responsible investors" is to our initial members. The Company was initially formed on October 9, 2007, and all membership interests were issued to them at that date. Subsequent to such date, the members, pursuant to the terms of the Operating Agreement have agreed to contribute more capital on a pro rata basis. However, no new securities have been issued in connection with such capital calls.

    As disclosed on page 9, the Company has also borrowed money from its officers, family members of its officers and certain of its equity investors.

Offering Circular

Cover Page

6. **You state that the notes "will be issued in the minimum amount of $1,000." We also note, however, the statement on the first page of Exhibit 6.1 that "The minimum subscription is $100", without the qualification appearing on the cover page that the "multiples of $100" are for any amount "greater than $1,000." Please revise accordingly.**

   The Subscription Agreement has been revised to state that the Certificates will be issued in the minimum amount of $1,000, and in multiples of $100 for any amount greater than $1,000.

7. **The cover page indicates an offering of "Senior" unsecured notes. With a view to disclosure, advise us of the basis for this description. We note that you do not appear to have any subordinated debt; additionally, you disclose that the approximately $1 million principal amount of outstanding debt to affiliates and others "would rank senior to the Notes ..."**

   We have revised the title of the securities being offered to delete the word "Senior".

Risk Factors, page 3

8. **Please revise here and where appropriate to address the representation that purchasers will not transfer or sell notes as described in paragraphs 2.6 and 2.7 of the subscription agreement.**

   The Subscription Agreement has been revised to remove such representations.

9. **Please revise here and where appropriate to address potential investors' inability to benefit from a trustee, indenture or the protections of the Trust Indenture Act of 1939.**

   The Risk Factors have been revised accordingly. See page 7.

Business, page 9

10. **Please expand the description of your portfolio and loan activities. For guidance see Guide 3, particularly sections 1.B, III.C.1 and III.C.2.**

    We have added additional disclosure on pages 10-13 regarding the portfolio and loan activities.

11. **We note your disclosure regarding the 12 specialists you employ. Please revise to disclose the number of persons you employ, including the number employed full time.**

We have revised the Offering Circular on page 19 to clarify that the Company currently has 4 full-time employees and eight loan specialists, each of whom is an independent contractor.

Overview, page 9

12. **Please revise to explain in more detail the "group lending model." Please clarify how this model works. We note that you have made loans to approximately seven different groups. Please explain, in general, how the funds are allocated throughout the groups.**

The "group lending model" is a very common lending model that is used in the microcredit industry. Loans are made to small groups of individuals who have some commonality, either in the same industry or community. The group decides in which order the funds will be disbursed to the members and each member of the group is liable for the funds lent to the other members of the group, even if they did not receive the funds. This "group lending model" is the one of the initial basis of microlending as it uses peer pressure, in addition to collateral to ensure that repayments are made.

When the Company first began operations, it lent to seven groups. However, the "group lending model" did not work as anticipated and the Company experienced a higher than anticipated default rate. Consequently, the Company is not currently lending based on the "group lending model." Accordingly, we have removed all disclosure regarding this model from the Offering Circular.

Credit Evaluation Process, page 11

13. **Please revise to provide a brief description of the composition of your credit committee.**

The disclosure on page 11 under Credit Evaluation Process has been revised accordingly.

14. **Further clarify the reference on page 11 regarding a "borrower's credit report or score" to explain why you do not make loans based on credit scores. Consider adding risk factor disclosure.**

As discussed on page 11 of the Offering Circular, the Company believes in a tradition of helping those with no access to traditional banking. Consequently, it believes that a potential client can have a bad credit score, due to an incident unrelated to their current business operations, and still be considered credit worthy for a targeted, proceeds-specific loan. As a result the Company does not use credit reports as the sole determinator of the client's capability and ability to pay.

We have revised the discussion on page 11 to discuss the credit analysis process which the Company undertakes, in lieu of receiving credit reports for loans less than $10,000 and the role that credit reports are utilized.

Defaults; Collection Activities, page 12

15. **Please revise to address the "peer pressure" referenced in the third paragraph on page nine. Also, please revise to clarify the approximate percentage of your transactions that result in a "restructure [of] the loan."**

The "peer pressure" referenced in the third paragraph on page nine was part of the discussion of the "group-lending model." As discussed in question 12 above, we have removed discussion of this lending model as the Company is no longer using it. Accordingly, we have deleted reference to "peer pressure" as a collection technique.

We have clarified the disclosure on page 12 to explain that the Company does not "restructure" loans, (i.e. agree in writing to reduce principal payments or extend the maturity date). The Company does, however, accept the negotiated partial payments and, to the extent that these payments are continuing to be made, will forebear from taking the further collection action. However, these loans continue to be reflected on the Company's books as past-due and the client continues to be closely monitored by its loan specialist.

16. **We note that borrowers will often make partial payments. Please disclose the percentage of borrowers making partial payments at December 31, 2008 and 2009, and September 30, 2010.**

The Offering Circular has been revised accordingly. See page 13.

17. **We note that you will use the self-help provisions of the Florida statutes for secured lenders and take possession of the collateral. Please describe in greater detail the "self-help provisions" and contrast those provisions with other remedies that may be available to you.**

The Offering Circular has been revised accordingly. See page 12.

18. **We note that you present loans past due over 180 days. Please present loans past due in additional bands to include, at a minimum: (1) all loans past due, (2) loans past due between 0 and 89 days, (3) loans past due between 181 and 270 days, (4) loans past due between 271 and 365 days, and (5) loans past due over 365 days.**

The Offering Circular has been revised accordingly. See page 13.

Use of Proceeds, page 14

19. **We note the statement on page 13 that you anticipate operating losses until you have a portfolio of at least $3 million net of loss reserves. Please expand your disclosure of use of proceeds to address how you anticipate allocating proceeds in the event you receive varying amounts under the $5 million maximum; for example, provide disclosure assuming you receive only 25% or less than the maximum amount.**

The Company intends to allocate all proceeds from the offering to making loans. To the extent that the Company receives less than the maximum amount of proceeds, it will make less loans. Until the Company is profitable, it expects to fund any operating losses with additional capital contributions from its members. The Offering Circular has been revised accordingly. See pages 14-15.

Principal, maturity and interest, page 15

20. **We note the statement that the company "anticipates that the interest rate per annum ... will range between a minimum annual rate of 5% and a maximum annual rate of 11%." Advise us if the formula allows for any management discretion in setting the terms of the notes either before or after qualification of the Form 1-A, We may have further comment.**

That statement has been deleted. As disclosed on page 16, the formula does not allow for any management discretion in setting the interest rates on the Certificates.

21. **We note the reference to interest being paid "on all Notes issued between the start of business on that Monday and the close of business on the last day prior to the first Monday of the next month. Interest is calculated and accrues daily based upon a 30-day month and a 360 day year." To further clarify the mechanics of the formula, interest determination dates, accrual and other features for someone who is not familiar with debt instruments, please present an example of dates, rates and payments that would result from a note purchase based on a hypothetical date and interest rate determined by the formula.**

The Offering Circular has been revised accordingly. See page 17.

Plan of Distribution, page 17

22. **Please name the "officers who will be offering the Notes," and please supplementally provide us with sufficient facts on how each selling director will satisfy the elements of the Rule 3a4-l safe harbor. We may have further comment.**

We have identified the officers who be offering the Certificates. We supplementally advise you that in accordance with the provisions of Rule 3a4-1(a), officers who sell Certificates are not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act, will not be compensated by commission, will not be associated with any broker or dealer and will limit their activities so that, among other things, they do not engage in oral solicitations of, and comply with certain specified limitations when responding to inquiries from, potential purchasers. See the revised disclosure on page 19.

Principal Stockholders, page 18

23. **Please revise the table so that it discloses the voting securities held of record by each of the three highest paid persons who are officers and directors.**

We have not revised the table since none of the three highest paid persons who are officers and directors hold any voting securities.

Management Relationships, Transactions and Remuneration, page 18

24. **We note your reference to "loans from family members of our officers." Please revise this section to provide the material terms of the loans.**

We have revised the Offering Circular to provide the material terms of the loans. See page 20.

25. **Please revise to address whether the company has any employment agreements. If the company has employment agreements, then describe the material terms of those agreements and file them as exhibits.**

We have revised the Offering Circular to state that the Company does not have any employment agreements with its employees or officers. See page 20.

26. **Please advise us if you received an opinion regarding the "material US federal income tax considerations."**

Please be advised that the Company did not receive an opinion regarding the "material US federal income tax considerations."

Management's Discussion and Analysis of Certain Relevant Factors, page 23

27.   Please revise to provide a full discussion of your changes in financial condition, results of operations, liquidity and known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. See Item 303 of Regulation S-K.

Since Management's Discussion and Analysis is not required by Model B of Part II of Form 1-A, we have deleted this section.

28.   We note that during the fourth quarter of 2009, you implemented a corrective action plan. Please describe in more detail the corrective action plan, the steps taken under the plan, the remaining actions that have not yet been taken, the deficiencies that necessitated the corrective action plan, and the impact the steps taken have had on your results of operations and cash flows.

Since Management's Discussion and Analysis is not required by Model B of Part II of Form 1-A, we have deleted this section.

29.   We note that you corrected operational inefficiencies. Please describe in greater detail the operational inefficiencies, the steps taken to correct the inefficiencies, and the impact the corrections had on your results of operations and cash flows.

Since Management's Discussion and Analysis is not required by Model B of Part II of Form 1-A, we have deleted this section.

30.   Please revise to specify "the various strategies and initiatives that we instituted during fiscal 2009."

Since Management's Discussion and Analysis is not required by Model B of Part II of Form 1-A, we have deleted this section.

September 30, 2010 Financial Statements

31.   Please revise to also include statements of cash flows and members' capital for the nine months ended September 30, 2010, Refer to Part F/S of Form 1-A.

The statements of cash flows and members' capital have been revised accordingly.

32.   Please include a statement that in the opinion of management all adjustments necessary for a fair statement of results for the interim period have been included. If all such adjustments are of a normal recurring nature, a statement

to that effect shall also be made. If otherwise, there shall be furnished as supplemental information and not as part of the offering statement, a letter describing in detail the nature and amount of any adjustments other than normal recurring adjustments entering into the determination of results shown. Refer to Part F/S of Form 1-A.

The statement has been included in Note 1 to the Company's financial statements.

Balance Sheet, page 2

33. Please tell us the amount of interest receivable on your outstanding loans receivable and amount of interest payable on your outstanding loans payable recorded on each balance sheet presented, and the line item(s) where you record such amounts on both your balance sheet and statement of cash flows. To the extent that no amounts were recorded for interest receivable or interest payable at a particular balance sheet date, explain to us the basis for this.

As of September 30, 2010, the Company had (1) interests receivables on outstanding loans receivables of $81,486.82, which is reflected on the balance sheet in the account of Accrued interest receivable and (2) accrued interest on loans payable was $35,699, which is reflected on the balance sheet in the account of "Accrued interest."

Income Statement page 3

34. We note that you incurred a net loss for each financial statement period presented. Please revise the heading of each Income Statement presented to the Statement of Operations, and label your bottom line on each statement as a net loss.

The financial statements have been revised accordingly.

Notes to Financial Statements, page 5

35. We note the loans receivable, net and loans payable presented on your balance sheet for each period presented. Please revise to include the applicable fair value disclosures required by ASC 820-10-50 and 825-10-50-10 through 50-19 for each period presented.

Please refer to Note 11 to the financial statements, which has been revised accordingly.

36. We note the shareholder account receivables of $497,188 on your September 30, 2010 balance sheet. Please revise to include footnote disclosure to describe this line item.

Please refer to Note 4.

37. **We note the other account receivables of $65,437 on your September 30, 2010 balance sheet. Please disclose what this account represents and whether it is recorded net of an allowance.**

The accounts receivable at September 30, 2010, correspond to the following:

Other account receivables	$4,507
Salary advances	$2,065
Loans to employees	$6,250
Total	$12,822

As this amount is not material, no disclosure has been made in the financial statements as to what this account represents.

38. **We note the organizational costs, net of $74,855, $63,502, and $96,673 on your September 30, 2010, December 31, 2009, and December 31, 2008 balance sheets, respectively. Please tell us what this account is comprised of and describe to us your accounting policy for this item. Also revise to include footnote disclosure for each period presented to describe this line item and your accounting policy.**

Please note that the financial statements have been restated to expense organizational costs in the period in which they were incurred. Consequently, there is no longer an organizational costs, net line item on the balance sheets.

39. **Please revise the footnotes to your September 30, 2010 financial statements to include the subsequent events disclosures required by 855-10-50 or explain to us why such disclosure is not required.**

Note 12 has been added to include the subsequent events disclosures required by 855-10-50.

Note 2 - Summary of Significant Accounting Policies, page 3

Revenue recognition, Page 4

40. **Please revise to further describe the items included in both your commission revenues and interest income, discuss how these revenues arise, and cite the revenue recognition accounting literature you apply for each. In your response, explain why you recognize commission revenues at the settlement date rather than over the term of the loan.**

Note 2 has been revised under the heading "Revenue Recognition" accordingly.

Fair Value of Financial Instruments, page 4

41. **Please be advised that the FASB Accounting Standards Codification ("ASC") is effective for financial statements that cover interim and annual periods ending after September 15, 2009. As a result, the naming convention for all non-SEC accounting and financial reporting standards has been superseded. Please revise any references to accounting standards to comply with the ASC, accordingly.**

All references to accounting standards have been revised to comply with the ASC.

Note 3 - Loan Receivables, page 5

42. **Please provide to us a rollforward of your loans receivables balance on a gross basis for 2008, 2009 and interim 2010. The rollforward should include, at a minimum, a beginning balance, loans issued, collections, and write-offs.**

The following is a summary of the Company's loans receivables balances on a gross basis for 2008, 2009 and interim 2010:

Portfolio December 31, 2008

Starting Balance	
Initial	0
New Loans	2,084,359
Collection	-740,475
Final Balance	1,343,884
Interest to be collected	21,307
Other charges to be collected	5,337
Provisions for executed loans	-98,487
Balance at December 31, 2008	1,272,840

Portfolio December 31, 2009

Starting Balance	
Initial	1,343,884
New Loans	1,809,605
Collection	-1,367,469
Final Balance	1,786,020
Interest to be collected	58,229
Other charges to be collected	34,478
Charges for recovery to be collected	26,008
Provisions for executed loans	-357,776
Provisions for charges for recovery	-26,008
Balance at December 31, 2008	1,521,750

Portfolio September 30, 2010

Starting Balance	1,786,020
New Loans	1,329,308
Collection	1,356,149
Final Balance	1,759,179
Interest to be collected	81,486
Other charges to be collected	312,134
Charges for recovery to be collected	61,854
Provisions for executed loans	-424,242
Provisions for charges for recovery	-61,854
Balance at September 30, 2010	1,728,557

43. **Please revise the footnotes for each period presented to include a description of your accounting policy and methodology used to estimate your allowance for loan losses on your loans receivable, pursuant to ASC 310-10-50-9. Also revise to disclose the activity in the allowance for each period presented, as required by ASC 310-10-50-12.**

Note 2 under the heading "Allowance for Loan Losses" and Note 3 "Loan Receivables" have been revised accordingly.

44. **Please revise to include the following loan receivables disclosures or, alternatively, tell us why such disclosures do not apply to you:**

   a. **Nonaccrual and past due loans (ASC 310-10-50-6 through 50-8);**

   Note 3 has been revised to include the disclosure required by ASC 310-10-50-6 through 50-8 regarding non-accrual and past due loans.

   b. **Foreclosed and repossessed assets (ASC 310-10-50-11); and**

   Note 3 has been revised to state that as of September 30, 2010, the Company did not have any repossessed or foreclosed assets.

   c. **Impaired loans (ASC 310-10-50-15 through 50-20).**

   Note 11 has been revised to include the required disclosure.

45. **Please disclose the following to the extent applicable;**

   a. **the amount of gross interest income that would have been recorded in each period presented if the loans in nonaccrual status had been current**

in accordance with their original terms and had been outstanding throughout the period or since origination;

Note 3 has been revised accordingly.

b. **the amount and percentage of refinanced or modified loans;**

Note 3 has been revised accordingly.

c. **your policy for placing loans on nonaccrual status; and**

Note 2 has been revised to include the policy for placing loans on nonaccural status under "Loans Receivable".

d. **any changes you have made in your policies and practices in determining your allowance for loan losses over 2008, 2009 and 2010.**

The Company has not made any changes in its policies and practices in determining allowance for loan losses over 2008, 2009 and 2010.

<u>Note 6 - Guaranteed Deposits, page 5</u>

46. **We note that upon providing a micro financing loan to a customer, you retain a guaranteed deposit of approximately 5% of the total loan proceeds to apply against any fees which may arise during the servicing of the loan or upon termination of the loan. Please revise to disclosure your accounting policy for recognizing such amounts in your statement of operations and the line item where they are classified. Also tell us the amount you recognized in your statement of operations during each period presented.**

Notes 2 and 7 have been revised accordingly.

<u>Note 7 - Loan Payable, page 5</u>

47. **Please revise to disclose whether your loans payable are secured or unsecured, and describe the priority and any subordinate features. Also disclose any restrictive covenants (e.g. restrictions on additional borrowings, obligations to maintain minimum working capital or restrict dividends) and assets mortgaged, pledged, or otherwise subject to lien pursuant to ASC 440-10-50-1.**

Note 8 has been revised accordingly.

<u>December 31, 2009 Financial Statements</u>

<u>Income Statement, page 3</u>

48. **We note your salaries and related expenses of $410,507, $533,810, and $696,709 for the nine months ended September 30, 2010, the year ended December 31, 2009 and the year ended December 31, 2008, respectively. Please describe to us what the related expenses are comprised of, and tell us the amount classified as salaries and the amount classified as related expenses for each period presented.**

	2008	2009	2010
Salaries:	571,381	470,132	375,716
Loan specialists:	25,202	21,397	13,645
Taxes:	16,738	19,936	14,250
Professional Fees:	45,350	22,345	6,896
Advisory and Consulting:	10,490		
Travel and expenses of representation:	27,548		

Statements of Cash Flows, page 4

49. **We note your presentation of loans receivable and guaranteed deposits as operating activities in your statements of cash flows. Please revise to present your cash inflows and cash outflows for loans receivable and guaranteed deposits as investing activities pursuant to ASC 230-10-45-12 through 45-13.**

    Loan receivables are now included as an investing activity in the statements of cash flow and are presented on a gross basis. The guaranteed deposits however, remain under operating activities as these are simply funds held that are due to the customers and the Company believes they should be treated in the same manner as short-term liabilities. They are not deposits used in any investing activity.

50. **We note that you present loans receivable and borrowings from loans on a net rather than gross basis in your statements of cash flows. Please revise to present the cash receipts and cash payments for your loans receivable and loans payable on a gross basis or explain to us your basis for presenting these cash flows on a net rather than gross basis, pursuant to ASC 230-10-45-7 through 45-9.**

    The Statements of Cash Flows have been revised accordingly.

51. **Please revise to disclose the amount of interest paid (net of amounts capitalized) and income taxes paid during each period presented, as required by ASC 230-10-50-2. Also revise to provide information about noncash investing and financing activities, as applicable, pursuant to ASC 230-10-50-3 through 50-6.**

The Statements of Cash Flows have been revised accordingly. As disclosed in Note 2, Income Taxes, the Company does not pay income taxes.

Exhibits

52.   **Please file your form-of documents referred to on page 11 as "loan and security documents [that] contain customary lender remedies..."**

The loan and security documents have been filed as Exhibit 6.5.

Consent of Independent Registered Public Accounting Firm, Ex. 23.1

53.   **Please have your independent registered public accounting firm update their consent to expressly state that they also consent to the reference of their firm under the caption "Interests of Named Experts and Counsel" in the registration statement.**

The consent filed with this amendment includes a statement that the auditor consents to the reference of its firm in the Offering Statement.

If you have any questions regarding the above, please contact the undersigned at (954) 468-7808.

Sincerely yours,

HOLLAND & KNIGHT LLP

By:
Laurie L. Green

#9758430_v9